SECURITIES AND EXCHANGE COMMISSION

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SEC Mail Processing Section
FEB 27 2015
Washington DC
404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51527

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: P.K. Gilboy & Associates Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11006 Rushmore Drive, Suite 110
(No. and Street)

Charlotte (City) NC (State) 28277 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Debra A. Gilboy 704-844-8665 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dixon Hughes Goodman LLP
(Name – *if individual, state last, first, middle name*)

6525 Morrison Blvd., Suite 500 (Address) Charlotte (City) NC (State) 28211 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CP 3/12/15

OATH OR AFFIRMATION

I, Debra A. Gilboy, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of P. R. Gilboy & Associates, Inc., as of February 25, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MARY M BECKNELL NOTARY PUBLIC MECKLENBURG COUNTY, N. C.

Signature

CFO.
Title

Mary M. Becknell
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

P. R. GILBOY & ASSOCIATES, INC.

Financial Statements

and

Supplementary Information

For the Year Ended December 31, 2014

TABLE OF CONTENTS

	Page No.
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1
FINANCIAL STATEMENTS	
Statement of Financial Condition	2
Statement of Operations	3
Statement of Changes in Stockholders' Equity	4
Statement of Cash Flows	5
Notes to Financial Statements	6
SUPPLEMENTAL INFORMATION	
Schedule 1 - Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission	12
Schedule 2 - P. R. Gilboy & Associates, Inc. Exemption Report	13
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM EXEMPTION REVIEW REPORT	14
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION REQUIRED BY SEC RULE 17A-5(e)(4)	15
SIPC Form 7	16

DHG
DIXON HUGHES GOODMAN LLP

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
P. R. Gilboy & Associates, Inc.

We have audited the accompanying statement of financial condition of P. R. Gilboy & Associates, Inc. (the "Company") as of December 31, 2014, and the related statement of operations, changes in stockholders' equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. The Company's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company was not required to have, nor were we engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2014, and the results of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

The Computation of Net Capital pursuant to Rule 15c3-1 of the Securities Exchange Act of 1934 has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Dixon Hughes Goodman LLP

Charlotte, North Carolina
February 25, 2015

P. R. GILBOY & ASSOCIATES, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2014

ASSETS		
Cash	$	1,254,956
Cash held by clearing agent		100,002
Receivables from clearing agent		30,933
Securities owned, at fair value		2,412,855
Bond trading account		4,585,058
Property and equipment, net		6,228
TOTAL ASSETS	$	8,390,032
LIABILITIES AND STOCKHOLDERS' EQUITY		
LIABILITIES		
Accounts payable and accrued expenses	$	67,161
Bond trading liability		4,554,263
TOTAL LIABILITIES		4,621,424
STOCKHOLDERS' EQUITY		
Common stock, $1 par value		
Authorized - 100,000 shares		
Issued and outstanding - 1,000 shares		1,000
Additional paid-in capital		1,437,647
Retained earnings		2,329,961
TOTAL STOCKHOLDERS' EQUITY		3,768,608
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	8,390,032

See accompanying notes.

P. R. GILBOY & ASSOCIATES, INC.
STATEMENT OF OPERATIONS
For the Year Ended December 31, 2014

REVENUES		
Trading profits		$ 2,189,689
Unrealized gains on bond trading account		30,794
Unrealized gains on securities owned		290,656
Interest and dividends		927,706
	TOTAL REVENUES	3,438,845
EXPENSES		
Employee compensation and benefits		1,866,694
Trading communication service		204,544
Occupancy		32,570
Travel, entertainment and meals		13,128
Trading		426,715
Interest		609,262
Other operating expenses		92,064
	TOTAL EXPENSES	3,244,977
	NET INCOME	$ 193,868

P. R. GILBOY & ASSOCIATES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For the Year Ended December 31, 2014

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balances, December 31, 2013	$ 1,000	$ 1,437,647	$ 2,280,949	$ 3,719,596
Stockholders' distributions	-	-	(144,856)	(144,856)
Net income	-	-	193,868	193,868
Balances, December 31, 2014	$ 1,000	$ 1,437,647	$ 2,329,961	$ 3,768,608

P. R. GILBOY & ASSOCIATES, INC.
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2014

CASH FLOWS FROM OPERATING ACTIVITIES		
Net income		$ 193,868
Adjustments to reconcile net income to net cash used by operating activities:		
Depreciation		17,690
Unrealized gains on securities owned		(290,656)
Net change in operating assets and liabilities:		
Receivables from clearing agent		4,233
Unrealized gains on bond trading account		4,000
Decrease in security deposit		2,511
Accounts payable and accrued expenses		(77,565)
	NET CASH USED BY OPERATING ACTIVITIES	(145,919)
CASH FLOWS FROM INVESTING ACTIVITIES		
Property and equipment purchases		(4,272)
CASH FLOWS FROM FINANCING ACTIVITIES		
Stockholders' distributions		(144,856)
	NET DECREASE IN CASH	(295,047)
CASH, BEGINNING		1,550,003
CASH, ENDING		$ 1,254,956

See accompanying notes.

NOTE A – NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

P. R. Gilboy & Associates, Inc. (the "Company") operates in North Carolina and Georgia buying and selling fixed-income securities to dealers and institutional investors. The Company is incorporated under the laws of the state of North Carolina and is registered as a broker-dealer in securities with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

Receivables from Clearing Agent

Receivables from clearing agent represent the amount due from the Company's clearinghouse, Southwest Securities. The receivables from clearing agent balance is associated with trading profits recognized by the Company for trading activity that occurred at the end of the year. No allowance for doubtful accounts has been recorded at December 31, 2014, as management considers all amounts fully collectible.

Securities Owned

The Company has investments in marketable equity securities. The marketable equity securities are recorded at fair value as required by the *Investments – Debt and Equity Securities* topic of the Financial Accounting Standards Board ("FASB") *Accounting Standards Codification* ("ASC"). Unrealized holding gains and losses are reported in income. Dividends on marketable equity securities are recognized in income when declared. Realized gains and losses are included in income on a trade-date basis and are determined on the basis of specific securities sold.

The investments in the marketable equity securities of two companies comprised 60% (32% and 28% each) of the total investment in securities at December 31, 2014.

Property and Equipment

Property and equipment are stated at cost. Depreciation is provided using the straight-line method over the estimated useful lives of the related assets which range from five to ten years. Expenditures which significantly extend useful lives are capitalized. Maintenance and repairs are charged to expense as incurred. The cost and accumulated depreciation of property and equipment are eliminated from the accounts upon disposal, and any resulting gain or loss is included in the determination of net income.

NOTE A – NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes

The Company has elected to be treated as an S corporation as defined in the Internal Revenue Code. As an S corporation, the Company pays no federal or state income taxes as such taxes become the obligation of the stockholders. Accordingly, the accompanying financial statements do not provide for federal or state income taxes. The Company has determined that it does not have any material unrecognized tax benefits or obligations as of December 31, 2014. Tax returns for all years 2011 and thereafter are subject to possible future examinations by tax authorities.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent Events

The Company evaluated the effect subsequent events through these financial statements were issued.

NOTE B – NET CAPITAL REQUIREMENT

The Company is subject to the SEC's Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital, as defined, and requires that the Company's ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At December 31, 2014, the Company had an excess of net capital of $2,864,307. The Company's ratio of aggregate indebtedness to net capital was 0.022:1.

NOTE C – BOND TRADING ACCOUNT

The Company has a clearing agreement with Southwest Securities to clear all trade transactions. The Company is required to maintain a minimum cash balance of $100,000 on deposit with Southwest Securities in accordance with the terms of the clearing agreement.

Bonds are purchased and sold through three trading accounts with Southwest Securities. The bonds are carried at quoted market values and are purchased through a margin account with Southwest Securities. Bond securities transactions and any related gains or losses are recognized on the trade date. Cost is determined by the specific identification method for the purpose of computing realized gains or losses on bonds. Unrealized and realized holding gains and losses on bonds are reported in income.

NOTE C – BOND TRADING ACCOUNT (Continued)

The corresponding bond trading liability is recorded at the original cost amount of the bonds purchased. The bond trading liability is collateralized by the majority of the assets of the Company. Borrowings under the margin account accrue interest at a base variable rate determined as described in the Southwest Securities clearing agreement, which was 4.59% as of December 31, 2014. Interest expense on the margin account for the year ended December 31, 2013 was $164,952 and is included in the trading expenses line item in the Statement of Operations.

NOTE D – PROPERTY AND EQUIPMENT

At December 31, 2014 property and equipment consist of the following:

Office equipment	$	70,887
Vehicles		119,729
		190,616
Less accumulated depreciation		(184,388)
	$	6,228

Depreciation expense totaled $17,690 for the year ended December 31, 2014.

NOTE E – COMMITTMENTS

Operating Leases

The Company occupies office space pursuant to a seven-year operating lease agreement that ends in July 2017. Future minimum rental payments due under this lease agreement at December 31, 2014 are as follows:

Year ending December 31,		
2015		35,781
2016		37,033
2017		22,359
	$	95,173

Rental expense for the year ended December 31, 2014 was $32,198.

NOTE E – COMMITMENTS (Continued)

Other Commitments

The Company utilizes trading communication services pursuant to agreements for each dealer. Each agreement is for a twenty-four month period. Approximations for future minimum trading communication service payments due under these agreements at December 31, 2014 are as follows:

Year ending December 31,	
2015	$ 150,670
2016	64,920.

Trading communication service expense for the year ended December 31, 2014 was $192,027.

NOTE F – RETIREMENT PLAN

The Company offers employees with one year of service the opportunity to participate in a 401(k)/profit sharing plan. The Company pays for all administration costs of the plan. The Company made contributions to the plan totaling $44,640 during the year ended December 31, 2014.

After a full year of employment, employees are also eligible for employer contributions to the Company's SEP retirement plan. The Company made no contributions to the plan during the year ended December 31, 2014.

NOTE G – CONCENTRATIONS OF CREDIT RISK

The Company is engaged in trading activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Additionally, the Company maintains its cash on deposit in financial institutions located in the United States of America and with Southwest Securities. The balances at the financial institutions are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000 per institution. The balances at Southwest Securities are insured by the Securities Investor Protection Corporation ("SIPC") up to $100,000 per customer. From time to time, the Company maintains amounts on deposit in excess of the FDIC and SIPC insured limits. As of December 31, 2014, the Company held $473,311 on deposit with four financial institutions. As of December 31, 2014, the Company held $883,647 on deposit with Southwest Securities, of which $783,647 exceeded the SIPC insured limit.

NOTE H – FAIR VALUE OF FINANCIAL INSTRUMENTS

The *Fair Value Measurements and Disclosures* topic of the FASB ASC defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by the FASB ASC, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1: Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Level 2: Quoted prices in markets that are not active or inputs which are observable, either directly or indirectly, for substantially the full term of the asset or liability.

Level 3: Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (i.e., supported by little or no market activity).

The Company has investments in marketable securities (securities owned) and also a portfolio of fixed-income securities in its bond trading account which are measured at fair value on a recurring basis. The fair value of the investment in securities owned and the bond trading account was $2,412,855 and $4,585,058 respectively, at December 31, 2014. The investments in securities owned fall into the Level 1 category. The investments in the bond trading account fall into the Level 2 category. The Company recorded unrealized gains totaling $290,656 on its investments in securities owned and unrealized gains totaling $30,794 on its holdings in the bond trading account, which have been reported in the Statement of Operations for the year ended December 31, 2014.

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value. There have been no changes in methodologies from the prior year.

Securities Owned

Fair values for marketable securities are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of identical instruments.

NOTE H – FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

Bond Trading Account

The fair value of investments in fixed-income securities is based on market inputs such as benchmark yields, reported trades, broker-dealer quotes, issuer spreads, two-sided markets, and benchmark securities.

The following table presents the financial assets measured at fair value on a recurring basis as of December 31, 2014.

Description	December 31, 2014	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)
Securities owned:			
Common stocks:			
Healthcare	$ 1,238,443	$ 1,238,443	$ --
Technology	128,352	128,352	--
Services	93,700	93,700	--
Financial	944,308	944,308	--
Other	8,052	8,052	--
Total common stocks	$ 2,412,855	$ 2,412,855	$ --
Bond trading account:			
Municipal bonds	$ 4,585,058	$ --	$ 4,585,058

SUPPLEMENTARY INFORMATION

Total stockholders' equity	$ 3,768,608
Deductions and/or changes	
Nonallowable assets:	
Property and equipment, net	6,228
	6,228
Net capital before haircuts on securities positions	3,762,380
Haircuts on securities:	
Trading and investment securities	623,479
Undue concentration	174,594
	798,073
Net Capital	$ 2,964,307
Aggregate indebtedness:	
Accounts payable and accrued expenses	$ 4,621,424
Minimum net capital requirement	$ 100,000
Excess net capital	$ 2,864,307
Excess net capital at 1000%	2,502,165
Ratio of aggregate indebtedness to net capital	155.90%
Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2014):	
Net capital as reported in Part II of FOCUS report	$ 2,984,964
Audit adjustments	(20,657)
Net capital per above	$ 2,964,307

P. R. Gilboy & Associates, Inc.

11006 Rushmore Drive
Suite 110
Charlotte, NC 28277

P. R. Gilboy & Associates, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. S240.17a-5. "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. S240.17a-5(d)(1)and(4). To the best of its knowledge and belief, the Company states the following:

The Company claimed an exemption from 17 C.F.R. S240.15c3-3 under the following provisions of 17 C.F.R. S240.15c3-3(k)(i):

Who carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with his activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between the broker or dealer and his customers through one or more bank accounts, each to be a designated as "Special Account for the Exclusive Benefit of Customers of (name of the broker or dealer)

Further, the Company met the identified exemption provisions throughout the most recent year from January 1, 2014 through December 31, 2014 without exception.

P. R. Gilboy & Associates, Inc.

I, Debra A. Gilboy, swear (or affirm) that, to the best knowledge and belief, this Exemption Report is true and correct.

By: [signature]

Title: CFO

Date: 2/25/15

Phone: (704) 844-8665 Fax: (704) 844-8728
Member FINRA / MSRB / SIPC

DIXON HUGHES GOODMAN LLP

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
P. R. Gilboy & Associates, Inc.
Charlotte, North Carolina

We have reviewed management's statements, included in the accompanying exemption report, in which (1) P.R. Gilboy & Associates, Inc. (the "Company") identified the following provisions of 17 C.F.R. § 240.15c3-3: (2)(i) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Dixon Hughes Goodman LLP

Charlotte, North Carolina
February 25, 2015

DIXON HUGHES GOODMAN LLP

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM'S REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION REQUIRED BY SEC RULE 17a-5(e)(4)

To the Board of Directors of
P. R. Gilboy & Associates, Inc.
Charlotte, North Carolina

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2014, which were agreed to by P. R. Gilboy & Associates, Inc. (the "Company") and the Securities and Exchange Commission (the "SEC"), Financial Industry Regulatory Authority, Inc. ("FINRA"), and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payment in Form SIPC-7 with respective cash disbursement records entries of the Company noting no differences;
2. Compared the Total Revenue amounts of the audited Form X-17a-5 for the year ended December 31, 2014 with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting the following difference:
    a. The Company's reported revenue on the Form SIPC-7 did not reflect an adjusting journal entry made after year end that decreased revenue for the year in the amount of $20,657.
3. Compared adjustments reported in Form SIPC-7 with the Company's supporting schedules and working papers noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the Company's related schedules and working papers supporting the adjustments noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Dixon Hughes Goodman LLP

Charlotte, North Carolina
February 25, 2015

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended 12/31/2014
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

16*16*********2120*********************MIXED AADC 220
051527 FINRA DEC
P R GILBOY & ASSOCIATES INC
11006 RUSHMORE DR STE 110
CHARLOTTE NC 28277-3475

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A. General Assessment (item 2e from page 2) $ 6,967.92

B. Less payment made with SIPC-6 filed (exclude interest) (3,407.26)

____
Date Paid

C. Less prior overpayment applied (0)

D. Assessment balance due or (overpayment) 0

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $ 3,560.66

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 3,560.66

H. Overpayment carried forward $(____________)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

P. R. Gilboy & Associates Inc
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

CFO
(Title)

Dated the 3 day of February, 2015.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2014
and ending 12/31/2014

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 3,455,500
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	377,676
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	290,656
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ____ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $____	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $____	
Enter the greater of line (i) or (ii)	
Total deductions	668,332
2d. SIPC Net Operating Revenues	$ 2,787,168
2e. General Assessment @ .0025	$ 6,967.92 (to page 1, line 2.A.)

P. R. GILBOY & ASSOCIATES, INC.
11006 RUSHMORE DR, STE 110
CHARLOTTE, NC 28277
(704) 844-8665

BB&T
66-112/531

6374

2/3/2015

PAY TO THE ORDER OF Securities Investor Protection Corporatio $ **3,407.26

Three Thousand Four Hundred Seven and 26/100*** DOLLARS

Securities Investor Protection Corporatio

▲ TAMPER RESISTANT TONER AREA ▲

PINK ICON DISAPPEARS WITH HEAT

MEMO

MP

⑈006374⑈ ⑆053101121⑆0005104443518⑈

P. R. GILBOY & ASSOCIATES, INC.

6374

Securities Investor Protection Corporatio 2/3/2015

fiinal payment 2014 3,407.26

BB&T-Checking 3,407.26

P. R. GILBOY & ASSOCIATES, INC.

6374

Securities Investor Protection Corporatio 2/3/2015

fiinal payment 2014 3,407.26

BB&T-Checking 3,407.26